New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

June 21, 2019

Re:	Contura Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed April 1, 2019

File No. 001-38735

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Lumley and Mr. Decker,

On behalf of our client, Contura Energy, Inc., a Delaware corporation (the “Company” or “Contura”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018 (the “Form 10-K”) contained in the Staff’s letter dated June 14, 2019 (the “Comment Letter”). Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 1. Business
Marketing, Sales and Customer Contracts, page 11

1.       On page 30, you state, "The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues and profitability."  On page 163, you disclose that two customers individually exceed 10% of your 2018 total revenues.  In addition, your top customer has grown year over year as a % of total revenues.  Please tell us the name of each significant customer and explain in detail how you concluded the loss of these customers would not have a material adverse effect.  Alternatively, provide the disclosures required by Item 101(c)(1)(vii) of Regulation S-K.

Response:	The Company respectfully advises the Staff that, pursuant to Item 101(c)(1)(vii) of Regulation S-K, disclosure of the name of any customer that comprises 10% or more of the registrant’s consolidated revenues is necessary only if the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Given the fluid nature of the commodity market for coal products sold by the Company, we do not think a loss of any such customer would have a material adverse effect on the Company and our subsidiaries as a whole. As such, our disclosure on page 30 of the Form 10-K that "The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues and profitability" is a risk we foresee incurring if we were to lose several of our largest customers around the same time, rather than any one customer in particular. If we were to lose several large customers, it could create a timing issue as we seek to shift our coal supply to a new group of customers, and this delay could impact our revenues and profitability. We do not believe, however, that the loss of any single customer would present such a challenge.

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail

Charles Andrew Eidson, Interim Co-Chief Executive Officer, Chief Financial Officer, Contura Energy, Inc.

Mark M. Manno, Interim Co-Chief Executive Officer, Executive Vice President, Chief Administrative & Legal Officer and Secretary, Contura Energy, Inc.